FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                       Filed pursuant to Section 16(a) of
                      the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligation may continue.
    See Instruction 1(b).


1.  Name and Address of Reporting Person

       Infogrames Entertainment SA
       ----------------------------------------
       (Last)            (First)        (Middle)

       84 rue de 1er Mars 1943
       ----------------------------------------
                         (Street)

       Villeurbanne       France        69100
       ----------------------------------------
       (City             (State)        (Zip)


2.  Issuer Name and Ticker or Trading Symbol

      Infogrames, Inc. (GTIS)


3.  IRS or Social Security Number of Reporting person (Voluntary)


4.  Statement for month/Year

      July 2000


5.  If Amendment, Date of Original (Month/Year)


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

      ___ Director

      ___ Officer (give title below)

      _X_ 10% Owner

      ___ Other (specify)


7.  Individual or Joint/Group Filing (Check Applicable Line)

      ___ Form filed by Oned Reporting Person

      _X_ Form filed by More than One Reporting Person


                 Table 1 - Non-Derivative Securities Acquired,
                       Disposed of, or Beneficially Owned


1.  Title of Security (Instr. 3)
    TRANSACTION:


2.  Transaction Date (Month/Year)


3.  Transaction Code (Instr. 8)

        Code                   V

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

        Amount               (A) or (D)             Price

5.  Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)


6.  Ownership Form: Direct (D) or Indirect (I) (Instr.4)


7.  Nature of indirect Beneficial Ownership (Instr.4)




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FORM 4 (continued)

                   Table II - Derivative Securities Acquired,
                       Disposed of, or Benficially Owned
         (e.g., puts, calls, warrants, option, convertible securities)


1.  Title of Derivative Security (Instr.3)

      Convertible note convertible into shares of common stock, par value $0.01 per share ("Common Stock")

2.  Conversion or Exercise Price of Derivative Security

      $9.25 per share

3.  Transaction Date (Month/Day/Year)

      7/1/2000

4.  Transaction Code (Instr. 8)

       Code              V

      J (a)

5. Number of Derivative Securites Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

       (A)               (D)

      82,824

6.  Date Exercisable and Expiration Date (Month/Date/Year)

       Date Exercisable   Expiration Date

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

       Title              Amount or Number of Shares

      Common Stock            82,824

8.  Price of Derivative Security (Instr. 5)


9.  Number of Derivative Securities Benficially Owned at End of Month (Instr. 4)

      6,727,304

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

      I

11. Nature of Indirect Benficial Ownership (Instr. 4)

      By subsidiary corporation (b)


Explanation of Responses

(a) Accrual of interest on a convertible note which is due December 16, 2004 and accrues interest at a rate of 5% per annum, which is added quarterly to the principal amount of the note.
(b) These securities are owned by California U.S. Holdings, Inc., a wholly owned subsidiary of Infogrames Entertainment SA.


/s/ Bruno Bonnell                    8/9/00
-----------------------------        --------------
Name:  Bruno Bonnell                 Date
Title: Chief Executive Officer

**Signature of Reporting Person

** Intentional misstatements of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copes of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently calid OMB Number.





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Joint Filer Information


Name:                              California U.S. Holdings, Inc.

Address:                           c/o Inforgrames Entertainment SA
                                   84 rue de 1er Mars 1943
                                   Villeurbanne, France 69100

Designated Filer:                  Infogrames Entertainment SA

Issuer & Ticker Symbol:            Infogrames, Inc. (GTIS)

Date of Event Requiring Statement: July 1, 2000


California U.S. Holdings, Inc.                 Infogrames, Inc.


By:  /s/ Bruno Bonnell    Date: 8/9/00     By: /s/ Bruno Bonnell    Date: 8/9/00
     -----------------          ------         -----------------          ------
     Name:  Bruno Bonnell                      Name:  Bruno Bonnell
     Title: Chief Executive Officer            Title: Chief Executive Officer